UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
CIBT Education Group Inc.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
CA17163Y1025
(CUSIP Number)
Shane Corporation S.àr.l
c/o Camden Partners Holdings, LLC
500 East Pratt Street
Suite 1200
Baltimore, Maryland 21202
Attention: Donald W. Hughes
Tel: (410) 878-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 7, 2008
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CA17163Y1025	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shane Corporation S.àr.l.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Luxembourg

	7	SOLE VOTING POWER:

NUMBER OF		11,191,837

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,191,837

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,191,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	CA17163Y1025	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Shane GP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,191,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,191,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,191,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Fund III-A, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	CA17163Y1025	Page	6	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic Manager, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	CA17163Y1025	Page	7	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Camden Partners Strategic III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	CA17163Y1025	Page	8	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Berkeley

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	9	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Donald W. Hughes

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	10	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard M. Johnston

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	CA17163Y1025	Page	11	of	13	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Warnock

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,291,837

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		11,291,837

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	11,291,837

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Page 12 of 13 Pages
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to CIBT Education Group Inc., a (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on December 18, 2007 (the “Schedule 13D”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND
The following is hereby added as the last sentence of the second paragraph of Item 2(a):
     Effective December 19, 2007 Mr. Warnock and Mr. Jack Brozman were appointed to the Board of Directors of the Issuer as the designees of Shane Corporation.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The following is hereby added as the second and third paragraphs of Item 3:
     On January 7, 2008, Shane Corporation acquired for aggregate consideration of US$1,500,000 pursuant to the Subscription (defined in Item 6 below) 794,558 Common Shares and warrants entitling the holder to purchase an additional 397,279 Common Shares at a price of C$2.25 per share for a period of two years (the “Warrants”). Funds used for paying such consideration were provided to Shane Corporation in a subscription for preferred equity certificates Shane Corporation issued to Shane GP. Funds used for the subscription by Shane GP were provided by CPS III and CPS III-A from working capital in proportion to their respective interests in Shane GP.
     On April 9, 2007, CPS III and CPS III-A purchased 96,010 and 3,990 Common Shares, respectively, from entities affiliated with certain of the Reporting Persons. Each of the purchases by the Funds was made from working capital in private transactions for aggregate consideration of $103,663. Such 100,000 Common Shares and these transactions were inadvertently omitted from the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
The first two sentences of Item 4 are hereby replaced in their entirety with the following:
     Shane Corporation and the Funds acquired the Issuer’s securities currently held by them for investment purposes. Depending on market conditions, a continuing evaluation of the business and prospects of the Issuer and other factors, any of Shane Corporation or the Funds may determine to dispose of or acquire additional securities of the Issuer or dispose of the securities of the Issuer then held.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The first sentence of Item 5(a)-(b) is hereby replaced in its entirety with the following:

Page 13 of 13 Pages
     Shane Corporation is the record owner of 10,794,558 Common Shares and 397,279 Warrants (the “Securities”). Such securities represent beneficial ownership of 17.9%, which percentage is calculated based upon 62,022,804 Common Shares issued and outstanding on January 7, 2008 as reported by the Issuer’s transfer agent.
The following is hereby added as the fourth paragraph of Item 5(a)-(b):
     CPS III and CPS III-A are the record owners of 96,010 and 3,990 Common Shares, respectively (collectively, the “Funds’ Shares”). As a result of the relationships described in Item 2(a) above, each of the Reporting Persons other than Shane Corporation and Shane GP may be deemed to own beneficially the Funds’ Shares. Each of Shane Corporation, Shane GP, CPS III, CPSM and the Managing Members disclaims beneficial ownership of the Funds’ Shares, except to the extent of their respective pecuniary interest therein (if any). Since each of the other Reporting Persons (other than Shane Corporation and Shane GP) may be deemed to own beneficially the Funds’ Shares, they may each be deemed to have shared voting and dispositive power with respect to the Funds’ Shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
The fourth paragraph of Item 6 is hereby replaced in its entirety with the following:
     Pursuant to a subscription agreement between the Issuer and Shane Corporation, Shane Corporation subscribed for and the Issuer accepted a subscription for Units of the Issuer in a private placement for aggregate consideration of US$1,500,000 (the “Subscription”). Each Unit has a purchase price of C$1.90 per Unit. Each Unit consists of one Common Share and one-half of a Warrant. If the Common Shares trade at a price of C$3.38 or higher for 120 consecutive trading days at any time following issuance of the Warrant, then at the Issuer’s election, any unexercised Warrants will automatically expire on the 30th day following the delivery of written notice of such election to the holders of the Warrant. References herein to “C$” mean Canadian dollars.
     Pursuant to stock purchase agreements dated as of April 9, 2007, CPS III and CPS III-A purchased the Funds’ Shares in private transactions. Such 100,000 Common Shares and these transactions were inadvertently omitted from the Schedule 13D.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1 — Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons on December 18, 2007).

SIGNATURE
     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 11, 2008

SHANE CORPORATION S.ÀR.L

By:	/s/ David L. Warnock

Name:	David L. Warnock
Title:	Manager

SHANE GP

By:	Camden Partners Strategic Fund III, L.P., and
Camden Partners Strategic Fund III, L.P., its partners

By:	Camden Partners Strategic III, LLC,
their General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND III, L.P.

By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC FUND III-A, L.P.

By:	Camden Partners Strategic III, LLC,
its General Partner

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC III, LLC

By:	Camden Partners Strategic Manager, LLC,
its Managing Member

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

CAMDEN PARTNERS STRATEGIC MANAGER, LLC

By:	/s/ Donald W. Hughes

Name:	Donald W. Hughes
Title:	Managing Member

/s/ Donald W. Hughes Donald W. Hughes, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Johnston, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

David L. Warnock, an Individual

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Berkeley, an Individual